N E W S R E L E A S E

July 28, 2016

Nevsun Exceeds H1 2016 Production Guidance and Beats Cash Cost Guidance

Nevsun Resources Ltd. (TSX:NSU)(NYSE MKT:NSU) (“Nevsun” or the “Company”) is pleased to report its financial and operating results for the three and six months ended June 30, 2016.  Unless otherwise noted, with the exception of earnings per share and realized price and cost per pound figures, all financial results are in millions of US dollars.

Second quarter 2016 highlights

  Continued first quartile safety performance at Bisha
  Completed the acquisition of Reservoir Minerals Inc. at a purchase price of $512.5 million
  Completed the acquisition of significant additional exploration licenses in the Bisha District
  Delivered the Bisha Zinc Expansion Project on time and under budget
  Produced 21.6 million pounds of copper at C1 cash costs(1) of $0.92 per payable pound sold
  Total 2016 supergene copper production of 55.8 million pounds at a C1 cash cost(1) of $1.04 per payable pound sold significantly better than guidance
  Sold 30,000 gold equivalent ounces from stockpiles for a YTD sales total of 50,000 gold equivalent ounces
  Generated earnings per share attributable to Nevsun shareholders of $0.04, and $34.9 million in operating income
  Ended period with working capital of $237.9 million, including $240.3 million of cash
  Paid quarterly dividend of $0.04 per share

“The Reservoir transaction is truly transformational and creates immediate diversification to our valuation. We now have two tremendous assets and a strong debt-free balance sheet. Nevsun is positioned as a leading mid-tier base metal company with production and growth. We have hit the ground running in Serbia with drilling already underway and ambitious plans to move the Timok Copper-Gold Project to pre-feasibility no later than the end of 2017,” commented Cliff Davis, CEO of Nevsun.

Financial Review

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Revenue	$79.2	$104.2	$171.6	$221.4
Operating income	34.9	38.6	67.8	81.2
Net income	18.0	19.2	33.6	42.2
Net income attributable to Nevsun shareholders	9.6	9.4	17.1	22.0
Basic earnings per share attributable to Nevsun shareholders	0.04	0.05	0.08	0.11
Working capital	237.9	498.6	237.9	498.6

Copper price realized, per payable pound sold	2.11	2.59	2.16	2.53
C1 cash cost per payable pound sold(1)	$0.92	$0.97	$1.04	$1.12
(1)	C1 cash cost per pound is a non-GAAP measure – see page 18 of the Q2 2016 MD&A for discussion of non-GAAP measures

Operating review
Key operating information – Bisha Mine:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Ore mined, tonnes(1)	964,000	771,000	2,301,000	1,428,000
Waste mined, tonnes	2,448,000	2,605,000	4,476,000	6,122,000
Strip ratio, (using tonnes)	2.5	3.4	1.9	4.3
Ore milled, tonnes(2)	471,000	429,000	1,055,000	870,000
Copper feed grade, %	2.5	4.2	2.8	4.4
Recovery, % of copper	82.9	82.5	85.2	83.2
Copper concentrate grade, %	21.2	24.9	22.2	24.9
Copper in concentrate produced, millions of pounds	21.6	32.4	55.8	70.4
Copper in concentrate produced, tonnes	9,800	14,700	25,300	31,900
Payable copper in concentrate sold, millions of pounds	22.9	33.6	57.8	81.0
Payable copper in concentrate sold, tonnes	10,300	15,200	26,200	36,700
Payable gold in concentrate sold, ounces	4,500	5,500	10,500	12,400
Payable silver in concentrate sold, ounces	192,000	329,000	418,000	698,300
(1)	Ore tonnes mined for the three and six months ended June 30, 2016 included no oxide ore (three and six months ended June 30, 2015 – 43,000 and 54,000 tonnes, respectively), 133,000 and 865,000 tonnes of supergene ore, respectively (three and six months ended June 30, 2015 – 462,000 and 980,000) and 831,000 and 1,436,000 tonnes of primary ore, respectively (three months ended March 31, 2015 – 266,000 and 394,000).
(2)	The supergene phase of the Bisha mine ceased on June 2, 2016. The processing figures presented in this table consist of the processing of supergene ore only.

Cliff Davis commented on Bisha, “Bisha continues to produce cash for its shareholders. We exceeded our guidance on supergene production and cash cost expectations.  Our cost-cutting efforts have been sustained.  Strong gold and silver prices from our Direct Ship Ore stockpiled material also helped the bottom line. Pre-commercial production is underway with our first sale of zinc concentrate likely to occur in August. The zinc concentrate market remains very tight and we are very pleased to see zinc prices in excess of $1.00 per pound.”

Cliff Davis went on to say, “Our confidence operating in Eritrea, supported by the positive exploration drill results, has lead us to make an additional investment in Eritrea. This twenty-fold increase in our exploration licensed areas, with more advantageous relinquishment terms, was acquired in exchange for a portion of the amount receivable from our partner, the Eritrean National Mining Corporation.”

Conference call details

The Company will hold a conference call on Friday, July 29, 2016, at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the Q2 2016 results. Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413 UK: 0800 652 2435 (toll free) Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until August 5, 2016, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 889772#.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea. Bisha has 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products. Nevsun has a strong balance sheet with over US$200 million cash, no debt and pays a peer leading quarterly dividend. Nevsun is well positioned to grow shareholder value through exploration at Bisha and the newly acquired Serbian assets that include the high-grade copper-gold Timok Project.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, ”hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “wil”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to statements and information made concerning: the Company’s acquisition of Reservoir, statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated developments in operations, commercial production, estimated future production, future costs of production and capital expenditures, mine life of mineral projects, the timing and amount of estimated capital expenditures, costs and timing of exploration and development and capital expenditures related thereto, operating expenditures, and related cash flows, success of exploration activities, estimated exploration budgets, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, the timing and possible outcome of pending litigation, the timing and possible outcome of regulatory and permitting matters, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) Reservoir’s PEA is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; and other risks are more fully described in the Company’s and Reservoir’s Management Information Circulars dated May 18, 2016 with respect to the proposed arrangement between Reservoir and Nevsun and the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which are incorporated herein by reference. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com